Exhibit 99.(H)(22)

METHODOLOGY GUIDE FOR QUANTUM COMPUTING INDEX

1.       Index Overview and Description

The WisdomTree Classiq Quantum Computing Index (referred to as “the Index”) is designed to track the performance of companies involved in Quantum Computing activities from global developed and emerging markets as described below. Quantum Computing refers to a confluence of advances in technology that use quantum mechanics principles to process information, potentially solving complex problems beyond the capabilities of classical computers by leveraging quantum bits (“qubits”) that can exist in multiple states simultaneously. The Index is reconstituted and rebalanced on a quarterly basis in February, May, August, and November.

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated in U.S. dollars using the primary market prices of constituents.

2.       Index Governance

The Index is overseen by the WisdomTree Quantum Computing Index Committee (the “Committee”), a standing index committee composed of WisdomTree, Inc. (“WisdomTree”) personnel. The composition of the Committee may from time to time be changed. The Committee will be composed of not less than three (3) members. The Committee is responsible for making broad decisions with respect to the implementation, ongoing management, operation and administration of the Index. The primary function of the Committee is to make sure the Index rules are implemented correctly and comprehensively, provided, however, that the Committee has ultimate discretion with respect to both the contents of this Methodology and the composition of the published Index.

Meetings of the Committee generally will be held on a quarterly basis or with such frequency as determined appropriate by the Committee.

3.       Key Features

3.1.       Membership Criteria

To be eligible for inclusion in the Index, companies meet the criteria described in this Section as of the close of trading on the last trading day in January, April, July and October (each, a “Screening Date”).

3.1.1.       Component companies must be covered by the third-party independent index calculation agent.

3.1.2.

Component companies must conduct their Primary Business Activities and have their shares listed on a stock exchange in one of the following developed countries: United States, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, United Kingdom, Japan (Tokyo Stock Exchange), Australia, Israel, Hong Kong, Singapore or Canada. Companies listed in Japan must list their shares on the Tokyo Stock Exchange. For Emerging Market Countries, component companies must conduct their Primary Business Activities and have their shares listed on a stock exchange in one of the following countries: Brazil, Chile, China, Czech Republic, Hungary, Korea, Mexico, Poland, South Africa, Taiwan or Thailand.

In the case of Chinese companies, to be eligible for inclusion in the Index, component companies must be incorporated or domiciled in China and, except as noted below, have their shares listed on a stock exchange in the developed world.

Chinese domestic listed companies that are part of the Stock Connect program1 and meet the eligibility criteria described above are also eligible for inclusion in the Index.

3.1.3.        Component companies must have had a market capitalization of at least $200 million and a median daily dollar volume greater than $1,000,000 in each of the last three months preceding a Screening Date.

3.1.4.       Common stocks, REITs, tracking stocks, holding companies, ADRs, GDRs and EDRs are eligible for inclusion. Limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs) and mortgage REITs are excluded. Preferred stocks, closed-end funds, passive foreign investment companies, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. The publicly traded security for WisdomTree, Inc., ticker WT, is not eligible for inclusion in any of WisdomTree’s equity indexes.

1 Stock Connect is a unique collaboration between the Hong Kong, Shanghai and Shenzhen Stock Exchanges, which allows international and Mainland Chinese investors to trade securities in each other’s markets through the trading and clearing facilities of their home exchange. First launched in November 2014, the scheme now covers over 2,000 eligible equities in Shanghai, Shenzhen and Hong Kong.

3.1.5.       Component companies must be involved in Quantum Computing Activities. Based on WisdomTree’s assessment, the business activities listed below currently are reflective of the Quantum Computing space (“Quantum Computing Activities”). The list below is not exhaustive and may be modified from time to time based on WisdomTree’s or the Committee’s evaluation of the Quantum Computing space and related information.

1.	Quantum chips and qubit technology providers,

2.	Quantum software and algorithm providers,

3.	Quantum annealing and simulation providers,

4.	Quantum-as-a-Service providers,

5.	Post-quantum cryptography providers,

6.	Quantum networking and communications providers,

7.	Advanced computing providers,

8.	Providers of tools and infrastructure, as well as semiconductors, materials, and components to companies involved in the development of Quantum computing technologies.

A company’s involvement in Quantum Computing Activities is assessed via the company’s description as presented in and Annual Report, 10K or equivalent report, earnings call transcripts, patent submissions, news and press releases, as well as via exposure to relevant industry classifications and revenue derived from Quantum Computing Activities. WisdomTree maintains a database of companies with exposure to Quantum Computing Activities which is regularly reviewed. The data in the database is derived from a variety of resources, including unrelated third-party data providers.

The Committee assigns each component company a Relevancy Score and a Purity Classification based on the nature and significance of its Quantum Computing Activities, and, where applicable, revenue derived from those activities.

The Relevancy Score is set at 3, 2, or 1, reflecting high, medium, or low relevancy of the company’s involvement in Quantum Computing Activities and significance of those activities for the progress of Quantum Computing.

The Purity Classification is specified as ‘Pure’ or ‘Diversified’, depending on the business focus and, where applicable, concentration of revenue derived from Quantum Computing Activities.

Companies that meet the aforementioned criteria are included in the Index, subject to a minimum of 25 stocks.

3.2.       Base Date and Base Value

The Index was established with a base value of 200 on April 30, 2025.

3.3.       Calculation and Dissemination

The following formula is used to calculate the index levels for the Index:

Si{SiPiEi}

D

Si = Number of shares in the index for Security i

Pi = Price of Security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in USD.

The Index is calculated whenever the stock exchanges are open. If trading of component company’s securities is suspended while the company’s listing exchange is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the open of the listing exchange, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock’s listing exchange opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in USD, and disseminated on an end-of-day basis.

3.4.       Weighting

Each component company is initially equally weighted, with subsequent Relevancy and Purity adjustments applied in a two-step process as follows:

•	Relevancy Adjustment: Companies with a Relevancy Score of 3 are upweighted by a factor of 1.3, while those with a Relevancy Score of 1 are down weighted by a factor of 0.7.

•	Purity Adjustment: Weights are further adjusted based on the Purity Classification, with companies classified as ‘Pure’ being upweighted by a factor of 1.3 and companies classified as ‘Diversified’ being down weighted by a factor of 0.7.

Following these adjustments, all weights are normalized to ensure the total weight of the Index sums to 100%.

Final weights are subject to the capping and liquidity constraints described below.

Capping - at each rebalance, the maximum weight of any security in the Index is capped at 15%.

Liquidity adjustment - In the event a company has a calculated volume factor (median daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that the weight after volume adjustment equals the weight before adjustment x calculated volume factor / $400 million.

The Weighting Date is when component weights are set, and it occurs after the close of trading on Thursday prior to the second Friday of the rebalance month. The changes will go into effect after the close of trading on the third Friday of the rebalance month. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index at the close of the current calendar quarter, the index will undergo a reweighting as specified above.

3.5.       Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the net total return index require index divisor adjustments to prevent the distribution from distorting the price index.

3.6.       Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest median daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

4.       Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments.

Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate action. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

4.1.       Component Changes

Additions

Additions to the Index are made at reconstitution according to the inclusion criteria defined above. Changes are implemented following the close of trading on the third Friday in February, May, August, and November. No additions are made to the Index between reconstitutions, except in the cases of certain spin-off companies defined below or as otherwise determined by the Committee consistent with the criteria herein.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification. The Committee may remove a company it has determined to be in extreme financial distress if the Committee deems the removal necessary to protect the integrity of the Index. If removed, its weight will be reallocated to the remaining constituents in the Index.

4.2.       Spin-Offs and IPOs

Should a company be spun-off from an existing component company, it is allowed to stay in the Index that its parent company is in until the next reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next reconstitution to be included in the Index or as otherwise determined by the Committee consistent with the criteria herein.

5.       Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, the Committee reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, or move their Primary Business Activities outside of a defined country in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Index, and the weights of the remaining components are adjusted accordingly.

6.       Selection Parameters

Selection parameters for the Index are defined in section 3.1. Companies that pass these selection criteria as of the Screening Date are included in the Index unless otherwise determined by the Committee. The component companies are assigned weights in the Index as defined in section 3.4., and reconstitution of the Index takes effect as defined in section 4.1.